Exhibit 99.1

News Release

Orla Mining Reports Positive Results of Layback and Oxide Extension Drilling at Camino Rojo Mine

Targeting Additional Near Mine Oxide Ounces

VANCOUVER, BC, Jan. 18, 2024 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an update on its near-pit exploration activities at Camino Rojo completed in the second half of 2023.

2023 Exploration Highlights: Camino Rojo Oxides (Mexico)

In 2023, Orla completed 6,500 metres of drilling near the Camino Rojo Oxide Mine in Mexico to define additional oxide mineralization near the open pit. This near-pit exploration included 2,500 metres of drilling to confirm oxide gold mineralization on the Fresnillo plc property (the "Layback Area"), located immediately north of and adjacent to the Camino Rojo Oxide Mine open pit, and 4,000 metres of drilling targeting the extension of oxide gold mineralization hosted by key structures controlling deeper levels of oxide mineralization within and beyond the currently designed oxide open pit (Figure 1). An updated resource is planned for the first half of 2024, incorporating, for the first-time, mineral resources in the Layback Area.

"Our 2023 near-mine exploration validated near-surface oxide gold in the Layback Area and uncovered oxide expansion potential near the edge of the Camino Rojo Oxide Mine. The positive results from our near-mine oxide drilling program highlight the opportunity to replace a portion of the depleted ounces at the mine by incorporating incremental near-mine oxide material. These positive results pave the way for the 2024 near-mine drill program."

Sylvain Guerard, Orla's Senior Vice President, Exploration

The Layback Area drilling confirmed and delineated gold mineralization immediately north of and adjacent to the Camino Rojo Oxide Mine open pit (Figure 2). Results from the Layback Area drill program confirmed historical drill results and the continuity of oxide hosted gold mineralization across the property boundary.

Highlights of the Layback Area drill program:

Camino Rojo Layback
Hole CRLB23-03 :	0.85 g/t Au over 76.0 m incl. 1.28 g/t Au over 28.0 m and 1.27 g/t Au over 10.5 m
Hole CRLB23-08 :	0.48 g/t Au over 67.0 m incl. 1.00 g/t Au over 5.8 m
Hole CRLB23-01 :	0.37 g/t Au over 73.5 m incl. 0.65 g/t Au over 21.5 m and 0.59 g/t Au over 10.5 m
Hole CRLB23-14 :	1.09 g/t Au over 21.0 m incl. 1.60 g/t Au over 10.5 m and 0.76 g/t Au over 6.0 m
Hole CRLB23-05 : And	1.06 g/t Au over 18.7 m incl. 4.06 g/t Au over 4.0 m 0.92 g/t Au over 22.5 m incl. 3.08 g/t Au over 3.0 m
Cut off grade 0.2g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m. See the Appendix to this news release for full drill results.

In near-pit oxide extension drilling, Orla's exploration approach was to test along strike and down dip of key structures controlling oxidation to define additional oxide gold mineralization. Results from this program identified significant structurally controlled oxide mineralization up to 50 metres below (e.g., CROX23-08, 67.1m at 1.16 g/t incl. 58.0m at 1.32 g/t Au, Figure 3) and up to 15 m southeast (e.g., CROX23-17, 23.5m at 0.45 g/t Au, Figure 4) of the current ultimate oxide pit boundaries. Notably, the shallow oxide material intersected southeast of the current pit extents is considered to have the highest potential for driving a pit expansion. Follow-up drilling of the oxide mineralization southeast of the pit wall is planned for 2024.

Highlights of the near-pit extension drill program include:

Camino Rojo Oxide Extension
Hole CROX23-08:	1.16 g/t Au over 67.1 m (Ox/Tx/Sx) incl. 1.32 g/t Au over 58.0 m
Hole CROX23-04:	0.86 g/t Au over 65.1m (Tx/Sx) incl. 1.02 g/t Au over 22.5 m and 1.02 g/t Au over 18.5 m
Hole CROX23-16:	0.63 g/t Au over 63.0 m (Ox/Tx/Sx) incl. 1.71 g/t Au over 7.9 m
Hole CROX23-05:	0.52 g/t Au over 69.7m (Ox/Tx/Sx) incl. 1.46 g/t Au over 8.0 m and 1.33 g/t Au over 3.1 m
Hole CROX23-15:	0.49 g/t Au over 41.0 m (Ox/Tx/Sx) incl. 1.29 g/t Au over 6.4 m
Hole CROX23-11:	0.87 g/t Au over 21.0m (Tx)
Hole CROX23-17:	0.45 g/t Au over 23.5 m (Ox) incl. 3.11 g/t Au over 1.6 m
Cut off grade 0.2g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m. See the Appendix to this news release for full drill results.

Figure 1: Oxide Layback and Extension Drilling –Drill Intersection Highlights (CNW Group/Orla Mining Ltd.)

Figure 2: Layback Drilling – Confirmation of Historical Fresnillo Data (CNW Group/Orla Mining Ltd.)

Figure 3: Oxide Extension Drilling – Hole 5&8 intercepted oxide and transitional mineralization in areas originally defined as sulphide in 2021 FS. (CNW Group/Orla Mining Ltd.)

Figure 4: Oxide Extension Drilling – Hole 17 showing oxide mineralization continues outside current ultimate pit (CNW Group/Orla Mining Ltd.)

Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, who is the Qualified Person as defined under the definitions of National Instrument 43-101 ("NI 43-101").

To verify the information related to the 2023 drilling program at the Camino Rojo property, Mr. Guerard has visited the property in the past year; discussed logging, sampling, and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Quality Assurance / Quality Control –2023 Drill Program

All gold results at Camino Rojo were obtained by ALS Minerals (Au-AA23) using fire assay fusion and an atomic absorption spectroscopy finish. All samples are also analyzed for multi-elements, including silver, copper, lead and zinc using a four-acid digestion with ICP-AES finish (ME-ICP61) method at ALS Laboratories in Canada. If samples were returned with gold values in excess of 10 ppm or base metal values in excess of 1% by ICP analysis, samples are re-run with gold (Au-GRA21) by fire assay and gravimetric finish or base metal by (OG62) four acid overlimit methods. Drill program design, Quality Assurance/Quality Control and interpretation of results were performed by qualified persons employing a Quality Assurance/Quality Control program consistent with NI 43-101 and industry best practices. Standards were inserted at a frequency of one in every 50 samples, and blanks were inserted at a frequency of one in every 50 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. ALS Laboratories is independent of Orla. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at Camino Rojo.

For additional information on the Company's previously reported drill results referenced in this news release, see the Company's news releases dated September 12, 2022 (Orla Mining Advances Exploration & Growth Pipeline) and January 31, 2023 (Orla Mining Continues to Intersect Wide, Higher-Grade Sulphide Zones and Expose Deeper Potential at Camino Rojo, Mexico).

Historical drill results at Camino Rojo were completed by Goldcorp. Inc. ("Goldcorp"), a prior owner of the project. The Company's independent qualified person, Independent Mining Consultants, Inc. was of the opinion that the drilling and sampling procedures for Camino Rojo drill samples by Goldcorp (and prior to its acquisition by Goldcorp, Canplats Resources Corporation) were reasonable and adequate for the purposes of the Camino Rojo Report, and that the Goldcorp QA/QC program met or exceeded industry standards. See the Camino Rojo Report (as defined below) for additional information.

About Orla Mining Ltd.

Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine, located in Zacatecas State, Mexico. The property is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo oxide gold project entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021 (the "Camino Rojo Report"), is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. Orla also owns 100% of Cerro Quema located in Panama which includes a gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. The technical report for the Pre-Feasibility Study on the Cerro Quema oxide gold project entitled "Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama" dated January 18, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. Orla also owns 100% of the South Railroad Project, a feasibility-stage, open pit, heap leach project located on the Carlin trend in Nevada. The technical report for the 2022 Feasibility Study entitled "South Railroad Project, Form 43-101F1 Technical Report Feasibility Study, Elko County, Nevada" dated March 23, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical reports are available on Orla's website at www.orlamining.com.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the potential mineralization at Camino Rojo based on the 2023 drill program and the Company's 2024 exploration plans. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold, silver, and copper; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to the Company's indebtedness; risks related to exploration, development, and operation activities; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations and risks associated with operating in Mexico and Panama; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo plc with respect to accessing certain additional portions of the mineral resource at the Camino Rojo project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; and risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 20, 2023, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Appendix: Drill Results

Table 1: Camino Rojo Layback Program Composite Drill Results (Composites 0.2g/t Au cog)

HOLE-ID	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu ppm	Zn ppm	Au GXM	Including 0.2g/t Au COG Outside Pit	Including 1g/t Au COG Outside Pit	Met Code

CRLB23-01	26.40	41.15	14.8	14.3	0.31	4.8	37.7	1464.9	4.57			OX
CRLB23-01	49.00	50.50	1.5	1.5	0.24	4.1	63.0	837.0	0.35			OX
CRLB23-01	57.50	131.00	73.5	41.4	0.37	6.0	53.6	1277.7	27.52			57.5 - 99 OX 99 - 116.5 TROH 116.5 - 123.15 TROL 123.15 - 131 TRSX
CRLB23-01	138.50	175.00	36.5	20.4	0.51	11.1	66.6	2901.7	18.77	14m @ 0.9g/t Au	4.25m @ 2.23g/t Au	TRSX
CRLB23-02	86.40	93.95	7.6	7.2	0.73	7.4	36.2	999.0	5.54			OX
CRLB23-02	106.00	125.50	19.5	2.0	0.28	6.3	43.0	1017.8	5.52	12m @ 0.35g/t Au		OX
CRLB23-03	61.00	71.50	10.5	5.9	1.29	8.8	40.3	3033.6	13.50			OX
CRLB23-03	79.00	155.00	76.0	43.1	0.85	20.6	76.6	4501.4	64.74	4.5m @ 0.66g/t Au	1.5m @ 1.25g/t Au	79 - 104.2 OX 104.2 - 120 TROH 120 - 131.4 TROL 131.4 - 155 TRSX
CRLB23-04	67.00	68.50	1.5	1.4	0.22	2.2	29.0	165.0	0.32			OX
CRLB23-04	79.50	84.50	5.0	0.5	0.25	5.9	34.8	1681.0	1.24	1.5m @ 0.34g/t Au		OX
CRLB23-04	90.50	92.00	1.5	0.2	0.27	1.9	55.0	555.0	0.41	1.5m @ 0.27g/t Au		OX
CRLB23-05	58.00	59.50	1.5	1.3	0.29	4.0	39.0	1410.0	0.44			OX
CRLB23-05	68.00	73.50	5.5	4.9	1.59	7.8	79.5	1469.1	8.75			OX
CRLB23-05	84.00	87.00	3.0	2.7	0.31	5.2	48.5	988.5	0.94			OX
CRLB23-05	97.00	115.70	18.7	16.6	1.06	5.9	52.4	1031.0	19.74			97 - 105 OX 105 - 115.7 SX
CRLB23-05	127.50	150.00	22.5	19.9	0.92	16.6	82.2	3114.2	20.78			127.5 - 145.1 TROL 145.1 - 147.3 OX 147.3 - 150 TROH
CRLB23-06	39.00	42.00	3.0	2.7	0.77	1.8	22.0	595.5	2.32			OX
CRLB23-06	52.50	60.00	7.5	5.4	0.29	4.6	48.4	644.8	2.15			OX
CRLB23-06	69.00	70.50	1.5	1.1	0.43	5.3	49.0	1065.0	0.65			OX
CRLB23-06	94.50	100.00	5.5	4.9	0.22	4.4	39.5	1672.3	1.23			OX
CRLB23-06	129.00	134.60	5.6	4.1	0.63	4.3	48.5	824.9	3.51			129 - 129.65 TROH 129.65 - 134.35 TROL 134.35 - 134.6 TRSX
CRLB23-06	149.50	151.00	1.5	1.1	0.24	8.3	49.0	1385.0	0.35			TRSX
CRLB23-06	166.00	167.50	1.5	1.3	0.24	5.9	36.0	1445.0	0.35	1.5m @ 0.24g/t Au		TRSX
CRLB23-06	175.00	190.50	15.5	11.3	0.31	4.7	56.0	933.5	4.81	15.5m @ 0.31g/t Au		TRSX
CRLB23-07	41.00	48.50	7.5	5.4	0.33	3.2	32.8	780.8	2.47			OX
CRLB23-07	63.50	65.00	1.5	1.1	0.22	2.1	37.0	193.0	0.33			OX
CRLB23-08	6.90	14.50	7.6	7.2	0.27	4.4	47.7	866.1	2.06			OX
CRLB23-08	22.00	31.00	9.0	8.5	0.54	4.7	34.3	1691.3	4.86			OX
CRLB23-08	40.00	41.50	1.5	1.4	0.33	4.3	32.0	1430.0	0.49			OX
CRLB23-08	44.50	46.00	1.5	1.4	0.33	3.2	29.0	820.0	0.50			OX
CRLB23-08	52.00	53.50	1.5	1.4	0.41	4.2	44.0	651.0	0.62			OX
CRLB23-08	62.50	64.00	1.5	0.9	0.45	4.6	40.0	1095.0	0.67			OX
CRLB23-08	73.00	140.00	67.0	63.0	0.48	8.0	48.1	1376.6	32.44			73 - 89 OX 89 - 93 TROL 93 - 104.2 TRSX 104.2 - 121.95 TROH 121.95 - 128.9 TROL 128.9 - 130.4 TROH 130.4 - 137.5 OX 137.5 - 140 TROL
CRLB23-09	7.50	10.50	3.0	1.7	0.27	6.3	51.5	982.5	0.81			OX
CRLB23-09	22.00	23.50	1.5	1.5	0.37	3.7	42.0	1545.0	0.55			OX
CRLB23-09	42.00	54.00	12.0	11.6	0.37	4.5	49.4	964.1	4.46			OX
CRLB23-09	61.50	64.50	3.0	1.7	0.44	3.3	38.0	527.0	1.31			OX
CRLB23-09	75.00	93.10	18.1	10.2	0.37	5.2	37.3	1683.1	6.70			75 - 89.85 OX 89.85 - 93.05 TROL 93.05 - 93.1 SX
CRLB23-09	112.50	114.00	1.5	0.8	0.40	1.3	53.0	424.0	0.60			SX
CRLB23-09	118.50	120.00	1.5	0.8	0.38	2.4	37.0	344.0	0.57			SX
CRLB23-09	127.50	135.00	7.5	4.2	0.22	1.0	33.0	348.2	1.64	1.5m @ 0.4g/t Au		SX
CRLB23-09	138.00	139.00	1.0	1.0	0.30	0.9	46.0	422.0	0.30	1m @ 0.3g/t Au		SX
CRLB23-10	6.00	41.00	35.0	19.7	0.22	3.8	41.4	1333.8	7.83			OX
CRLB23-10	50.00	91.50	41.5	23.1	0.21	3.2	41.6	1134.7	8.62			50 - 72.35 OX 72.35 - 80 TROH 80 - 91.5 TROL
CRLB23-10	110.40	121.50	11.1	6.3	0.66	16.3	78.4	2590.9	7.27			110.4 - 111.3 TROL 111.3 - 115.25 TROH 115.25 - 121.5 SX
CRLB23-10	133.50	145.50	12.0	6.6	0.51	3.5	39.5	845.9	6.13			SX
CRLB23-10	166.50	170.00	3.5	3.4	1.70	11.6	51.0	3974.3	5.95	3.5m @ 1.7g/t Au	3.5m @ 1.7g/t Au	SX
CRLB23-11	16.00	17.50	1.5	1.3	0.37	7.0	39.0	830.0	0.55			OX
CRLB23-11	44.50	55.00	10.5	9.3	0.36	3.0	41.1	719.3	3.83			OX
CRLB23-11	73.00	91.00	18.0	15.9	0.22	2.5	40.2	593.4	3.99			73 - 80.05 OX 80.05 - 91 TROL
CRLB23-11	98.50	107.50	9.0	7.9	0.38	6.3	39.8	956.7	3.40			98.5 - 101 TROH 101 - 107.5 TROL
CRLB23-11	126.00	129.00	3.0	2.6	0.85	6.3	67.5	973.0	2.54			SX
CRLB23-11	145.50	147.00	1.5	1.1	0.26	0.3	40.0	264.0	0.39			SX
CRLB23-11	156.00	157.50	1.5	1.3	0.47	0.3	38.0	108.0	0.70			SX
CRLB23-11	166.50	172.50	6.0	5.3	0.65	4.7	62.8	1220.8	3.89	1.5m @ 2.03g/t Au	1.5m @ 2.03g/t Au	SX
CRLB23-12	13.50	15.00	1.5	0.3	0.30	4.3	67.0	875.0	0.45			OX
CRLB23-13	4.50	25.50	21.0	16.8	0.32	4.0	45.9	1131.8	6.65			OX
CRLB23-13	42.00	43.50	1.5	1.2	0.36	2.6	51.0	368.0	0.54			OX
CRLB23-13	49.00	52.70	3.7	2.9	0.35	3.8	51.0	1030.0	1.28			OX
CRLB23-13	64.50	74.00	9.5	7.6	0.61	5.0	47.0	804.9	5.81			64.5 - 69.9 OX 69.9 - 74 TRSX
CRLB23-13	89.00	125.50	36.5	28.9	0.50	4.7	56.1	1155.8	18.20			89 - 90 TRSX 90 - 100.8 TROL 100.8 - 113.5 TRSX 113.5 - 125.5 SX
CRLB23-13	136.00	137.50	1.5	1.2	0.24	5.6	43.0	655.0	0.36			SX
CRLB23-13	145.00	151.00	6.0	4.7	2.16	3.1	48.0	1156.3	12.98			SX
CRLB23-13	160.00	161.50	1.5	1.2	0.21	9.9	85.0	1540.0	0.31			SX
CRLB23-13	164.50	185.50	21.0	16.5	0.44	6.3	60.2	2391.4	9.23	12m @ 0.63g/t Au	1.5m @ 2.18g/t Au 1.5m @ 1.34g/t Au	SX
CRLB23-14	9.00	10.50	1.5	0.1	0.28	2.4	47.0	775.0	0.42			OX
CRLB23-14	21.00	33.00	12.0	1.2	0.42	4.5	40.6	1343.3	5.01			OX
CRLB23-14	46.50	67.50	21.0	2.1	1.09	6.5	61.8	1076.1	22.86			OX
CRLB23-14	96.00	103.50	7.5	7.2	0.23	1.8	42.2	389.2	1.76			SX
CRLB23-15	16.50	18.00	1.5	0.1	0.30	5.6	23.0	705.0	0.45			OX
CRLB23-15	51.00	54.00	3.0	0.2	0.27	1.6	30.0	286.5	0.80			OX
CRLB23-15	82.50	84.00	1.5	0.1	0.37	4.6	51.0	671.0	0.55	1.5m @ 0.36g/t Au		OX
CRLB23-16	18.00	43.50	25.5	22.8	0.32	3.3	42.9	710.9	8.17			OX
CRLB23-16	58.50	60.00	1.5	1.3	0.95	4.7	39.0	1100.0	1.43			OX
CRLB23-16	87.00	99.25	12.3	10.9	0.23	4.3	36.8	775.7	2.80			87 - 88.05 OX 88.05 - 99.25 TROL
CRLB23-16	123.00	124.50	1.5	1.3	0.35	1.0	42.0	483.0	0.52			SX
CRLB23-16	138.00	139.95	1.9	1.7	0.32	0.8	45.0	523.0	0.62			SX
CRLB23-16	160.50	178.50	18.0	15.9	0.31	22.0	52.8	1673.9	5.61	12m @ 0.26g/t Au		SX
CRLB23-17	66.50	69.50	3.0	0.3	0.29	1.3	33.0	309.5	0.87			66.5 - 69 OX 69 - 69.5 TROL
CRLB23-18	4.50	6.00	1.5	1.4	0.70	1.3	31.0	441.0	1.05			OX
CRLB23-18	20.50	25.00	4.5	4.1	0.36	4.1	55.3	930.0	1.62			OX
CRLB23-18	37.00	41.50	4.5	4.1	0.61	6.2	52.3	2276.7	2.74			OX
CRLB23-18	64.00	68.50	4.5	3.2	0.49	5.4	54.7	1022.7	2.19			OX
CRLB23-18	83.50	85.00	1.5	1.4	0.20	2.6	24.0	829.0	0.30			OX
CRLB23-18	97.00	106.00	9.0	6.4	0.22	4.5	39.8	674.8	1.94			TROL
CRLB23-18	163.50	180.00	16.5	14.8	0.27	3.0	41.5	1274.7	4.52			SX
CRLB23-18	189.00	200.00	11.0	10.0	0.51	12.9	88.5	2845.2	5.63			SX
CRLB23-19	30.00	31.50	1.5	0.1	0.34	4.1	52.0	898.0	0.50			OX
CRLB23-19	39.00	42.00	3.0	0.3	0.46	7.2	75.5	1332.5	1.38			OX
CRLB23-19	51.00	55.50	4.5	0.5	1.16	6.3	48.3	974.3	5.22			OX
CRLB23-19	82.50	84.00	1.5	0.2	0.24	4.6	33.0	414.0	0.36			TROH
CRLB23-20	49.80	51.70	1.9	1.7	0.35	1.2	31.0	171.0	0.67			OX
CRLB23-20	57.00	60.00	3.0	2.7	0.28	5.8	53.1	794.3	0.84			OX
CRLB23-20	79.50	81.00	1.5	1.3	0.25	11.7	48.0	913.0	0.37			TROL
CRLB23-20	97.00	98.50	1.5	1.3	1.76	28.0	111.0	2520.0	2.63			TROH
CRLB23-20	149.00	152.00	3.0	2.7	0.36	2.0	39.0	1135.0	1.08	3m @ 0.36g/t Au		TRSX
CRLB23-20	158.00	160.00	2.0	1.8	0.25	5.4	56.0	662.0	0.50	2m @ 0.25g/t Au		TRSX
CRLB23-21	3.00	7.00	4.0	2.2	0.47	12.9	56.0	1066.7	1.87			OX
CRLB23-21	19.00	25.00	6.0	3.4	0.23	4.5	53.3	622.3	1.39			OX
CRLB23-21	29.50	31.00	1.5	0.8	0.38	3.4	35.0	598.0	0.57			OX
CRLB23-21	44.50	56.50	12.0	6.7	0.56	5.5	44.6	872.0	6.75			OX
CRLB23-21	73.10	74.50	1.4	0.8	0.42	6.6	76.0	1375.0	0.59			OX
CRLB23-21	94.50	96.00	1.5	0.8	0.58	7.8	41.0	742.0	0.88			TROH
CRLB23-21	122.00	125.00	3.0	1.7	2.66	1.4	36.0	375.5	7.98			TRSX
CRLB23-22	28.50	33.00	4.5	4.1	1.07	5.0	25.0	1163.3	4.80			OX
CRLB23-22	64.50	66.00	1.5	1.4	0.47	7.6	45.0	857.0	0.70			TROL
CRLB23-22	164.60	165.65	1.1	0.9	0.40	11.8	20.0	710.0	0.42	1.05m @ 0.4g/t Au		164.6 - 165.6 TROL 165.6 - 165.65 SX
CRLB23-24	19.50	21.00	1.5	1.5	0.38	7.9	53.0	1210.0	0.57			OX
CRLB23-24	51.00	52.50	1.5	0.8	0.25	11.6	34.0	1245.0	0.37			OX
CRLB23-24	60.00	61.50	1.5	0.8	0.26	20.6	54.0	1055.0	0.39			TROL
CRLB23-24	72.00	73.50	1.5	0.9	0.22	1.5	37.0	211.0	0.33			SX
CRLB23-24	85.50	87.00	1.5	0.9	0.20	1.9	45.0	355.0	0.30			SX
CRLB23-24	91.50	93.00	1.5	0.8	0.27	2.3	26.0	283.0	0.41			SX
CRLB23-24	103.50	105.00	1.5	0.8	0.35	2.5	55.0	699.0	0.52	1.5m @ 0.34g/t Au		SX
Criteria: Cut off grade 0.2g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m, if Au grade x length > 0.3 the composite will be added
Price Assumptions: Au = 1750usd oz, Ag = 21usd oz, Cu = 3.5usd lb, Zn = 1.2usd lb
FR= Fresh Rock, OX= Oxide, TROL= Transition Oxide Low, TROH= Transition Oxide High, MX= Mixed, TRSX= Transition Sulphide, SX= Sulphide

Table 2: Camino Rojo Oxide Program Composite Drill Results (Composites 0.2g/t Au cog)

HOLE-ID	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu ppm	Zn ppm	Au GXM	Including 0.2g/t Au COG Outside Pit	Including 1g/t Au COG Outside Pit	Met Code
CROX23-03	0.00	243.00	243.0	165.3	0.72	14.6	82.3	3294.1	176.09	46m @ 0.75g/t Au	2m @ 1.72g/t Au 6m @ 1.87g/t Au	0 - 133.3 OX 133.3 - 176.8 TROH 176.8 - 191 TROL 191 - 206.45 OX 206.45 - 228 TROH 228 - 243 TROL
CROX23-04	0.00	34.50	34.5	28.3	0.36	7.1	50.1	1852.4	12.44			OX
CROX23-04	52.20	74.50	22.3	18.1	0.61	6.4	48.4	1523.2	13.64			52.2 - 71 TROH 71 - 74.5 TROL
CROX23-04	96.50	126.50	30.0	24.1	0.84	8.7	57.4	1483.7	25.21			96.5 - 114.65 SX 114.65 - 126.5 TROH
CROX23-04	144.00	145.50	1.5	1.2	0.22	0.9	36.0	643.0	0.34			SX
CROX23-04	156.00	267.00	111.0	88.4	0.91	11.4	104.9	4473.0	101.04	65.05m @ 0.86g/t Au	22.5m @ 1.02g/t Au 18.5m @ 1.02g/t Au 1.5m @ 1.9g/t Au	156 - 178.3 SX 178.3 - 183.35 TROL 183.35 - 202.87 SX 202.87 - 209 TROL 209 - 213 SX 213 - 214.8 TROL 214.8 - 253.6 SX 253.6 - 267 TROL
CROX23-05	0.00	260.00	260.0	105.3	1.07	15.0	88.4	4747.1	277.64	69.7m @ 0.52g/t Au	7.95m @ 1.46g/t Au 3.09m @ 1.33g/t Au	0 - 69 OX
 69 - 76.3 TROH
 76.3 - 80.35 TROL
 80.35 - 83.1 TROH
 83.1 - 86.4 TROL
 86.4 - 89.72 SX
 89.72 - 91 OX
 91 - 119.65 TROH
 119.65 - 125.4 SX
 125.4 - 133.5 TROH
 133.5 - 138 TRSX
 138 - 161.85 TROH
 161.85 - 175.3 TROL
 175.3 - 197 OX
 197 - 212.05 TRSX
 212.05 - 257.1 TROL
												257.1 - 260 SX
CROX23-06	31.00	160.00	129.0	109.0	0.67	15.7	60.3	4215.0	86.26	24m @ 0.31g/t Au	1.5m @ 1.16g/t Au	31 - 104.55 OX 104.55 - 111.65 TROL 111.65 - 120.75 SX 120.75 - 126 TRSX 126 - 141 SX 141 - 144 TRSX 144 - 160 SX
CROX23-07	0.00	240.00	240.0	171.2	1.04	20.4	109.9	5132.4	249.24	37.5m @ 0.63g/t Au	10.5m @ 1.07g/t Au	0 - 80.2 OX
 80.2 - 103.55 TROH
 103.55 - 108.85 SX
 108.85 - 118.4 TROL
 118.4 - 128.9 SX
 128.9 - 136.95 TROL
 136.95 - 171.6 TROH
 171.6 - 191.5 TROL
 191.5 - 199.5 OX
 199.5 - 220.1 TROL
 220.1 - 225.75 TROH
												225.75 - 240 TRSX
CROX23-08	0.00	40.50	40.5	37.0	0.64	11.8	45.5	1605.3	26.08			0 - 33 OX 33 - 35.51 SX 35.51 - 40.5 TROH
CROX23-08	60.00	63.00	3.0	2.7	0.65	4.6	50.5	379.5	1.95			SX
CROX23-08	73.50	80.50	7.0	6.4	0.65	5.6	51.8	1362.6	4.55			73.5 - 75 SX 75 - 79.15 TRSX 79.15 - 80.5 TROH
CROX23-08	87.70	220.00	132.3	119.7	0.84	18.5	73.4	4724.3	111.28	67.1m @ 1.16g/t Au	58m @ 1.32g/t Au	87.7 - 89.9 SX
 89.9 - 99.2 OX
 99.2 - 105.45 SX
 105.45 - 117 OX
 117 - 129.9 SX
 129.9 - 135.75 TROH
 135.75 - 137.8 SX
 137.8 - 146.1 OX
 146.1 - 153 SX
 153 - 156 TROL
 156 - 157.85 TROH
 157.85 - 162 OX
 162 - 162.6 SX
 162.6 - 165.75 TROH
 165.75 - 193.8 OX
 193.8 - 198.05 TROH
 198.05 - 200.45 TRSX
												200.45 - 220 SX
CROX23-09	7.80	54.10	46.3	39.2	0.66	11.1	51.1	1765.7	30.49			OX
CROX23-09	66.00	83.00	17.0	14.4	1.46	6.9	33.7	806.3	24.75			66 - 80 OX 80 - 83 TRSX
CROX23-09	90.20	120.50	30.3	25.6	0.43	3.2	41.6	931.8	13.03			90.2 - 91.3 TROL 91.3 - 103.5 SX 103.5 - 103.75 TROL 103.75 - 115.4 SX 115.4 - 120.3 TRSX 120.3 - 120.5 SX
CROX23-09	134.00	218.00	84.0	70.4	0.58	6.6	67.6	3248.9	48.77	76.5m @ 0.63g/t Au	1.5m @ 1.08g/t Au 10.5m @ 1.24g/t Au 10.5m @ 1.43g/t Au 1.5m @ 1.56g/t Au	SX
CROX23-10	87.70	180.00	92.3	82.4	0.43	10.5	54.3	2210.8	39.75	27m @ 0.44g/t Au	1.9m @ 2.32g/t Au	87.7 - 132.2 OX 132.2 - 139.6 TROL 139.6 - 170.5 SX 170.5 - 174.1 OX 174.1 - 177.35 TRSX 177.35 - 180 SX
CROX23-11	76.35	166.50	90.2	67.5	1.03	17.9	74.1	3224.8	92.41	21m @ 0.87g/t Au	1.5m @ 1.53g/t Au 1.5m @ 1.95g/t Au 1.5m @ 4.22g/t Au	76.35 - 131 OX 131 - 132.2 TROL 132.2 - 166.5 TRSX
CROX23-11	174.00	175.00	1.0	0.8	0.44	6.2	92.0	1040.0	0.44	1m @ 0.44g/t Au		SX
CROX23-12	46.50	53.50	7.0	5.8	0.84	5.6	68.3	1991.4	5.91	7m @ 0.84g/t Au	1.5m @ 3.55g/t Au	OX
CROX23-12	62.50	64.00	1.5	1.4	0.27	5.9	38.0	2050.0	0.40	1.5m @ 0.26g/t Au		OX
CROX23-12	68.50	70.00	1.5	1.4	0.50	5.0	111.0	1095.0	0.74	1.5m @ 0.5g/t Au		OX
CROX23-12	74.50	77.50	3.0	2.7	0.24	3.4	41.5	736.5	0.71	3m @ 0.24g/t Au		OX
CROX23-13	69.00	70.50	1.5	1.4	0.91	4.4	31.0	765.0	1.37			OX
CROX23-13	118.00	119.50	1.5	1.4	0.23	13.1	38.0	390.0	0.35			SX
CROX23-13	160.50	161.70	1.2	1.1	0.40	16.1	59.0	694.0	0.48			SX
CROX23-13	171.50	174.50	3.0	2.7	1.82	2.2	36.5	897.5	5.47	3m @ 1.82g/t Au	3m @ 1.82g/t Au	SX
CROX23-13	191.00	204.50	13.5	12.3	0.26	4.9	35.6	895.8	3.46	13.5m @ 0.26g/t Au		191 - 198.5 TRSX 198.5 - 204.5 SX
CROX23-13	213.50	215.00	1.5	1.4	0.20	4.4	42.0	590.0	0.30	1.5m @ 0.2g/t Au		SX
CROX23-13	219.50	259.00	39.5	36.1	0.37	9.2	55.1	2573.0	14.49	39.5m @ 0.37g/t Au	1.5m @ 3.31g/t Au	SX
CROX23-14	96.50	155.50	59.0	33.0	0.71	22.1	60.7	2278.8	41.82	24.5m @ 0.45g/t Au	1.5m @ 1.27g/t Au 1.5m @ 1.36g/t Au	96.5 - 127.85 OX 127.85 - 135.5 TRSX 135.5 - 145.2 OX 145.2 - 155.5 TRSX
CROX23-14	163.00	165.00	2.0	1.1	0.52	15.0	65.5	2225.0	1.04	2m @ 0.52g/t Au		TRSX
CROX23-15	96.15	124.50	28.4	20.3	0.34	12.2	44.7	1679.8	9.56			OX
CROX23-15	133.50	174.50	41.0	29.2	0.49	9.9	56.2	1642.8	20.04	41m @ 0.49g/t Au	6.4m @ 1.29g/t Au 1.5m @ 1.08g/t Au 1.5m @ 1.36g/t Au	133.5 - 143.6 SX 143.6 - 155.15 OX 155.15 - 163.9 TRSX 163.9 - 171.55 SX 171.55 - 174.5 TRSX
CROX23-15	182.00	201.00	19.0	13.5	0.25	5.4	48.9	1391.9	4.82	19m @ 0.25g/t Au	1.1m @ 1.66g/t Au	SX
CROX23-15	216.00	217.50	1.5	1.1	0.48	6.3	67.0	1410.0	0.72	1.5m @ 0.48g/t Au		SX
CROX23-16	108.00	178.50	70.5	38.7	0.66	14.0	62.5	1921.2	46.85	63m @ 0.63g/t Au	7.85m @ 1.71g/t Au 1.5m @ 1.36g/t Au 1.5m @ 1.38g/t Au	108 - 141 OX 141 - 144.55 TRSX 144.55 - 161.6 SX 161.6 - 164.1 TRSX 164.1 - 168 SX 168 - 178.5 TRSX
CROX23-17	81.00	126.50	45.5	40.4	0.50	7.3	48.4	2163.9	22.60	23.5m @ 0.45g/t Au	1.6m @ 3.11g/t Au	OX
Criteria: Cut off grade 0.2g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m, if Au grade x length > 0.3 the composite will be added
FR= Fresh Rock, OX= Oxide, TROL= Transition Oxide Low, TROH= Transition Oxide High, MX= Mixed, TRSX= Transition Sulphide, SX= Sulphide

Table 3: Camino Rojo Layback Drill Hole Collars

HOLE-ID	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)
CRLB23-01	244598.7	2676292.5	1943.2	0.0	-90.00	175.0
CRLB23-02	244696.4	2676290.9	1941.7	0.0	-60.00	130.0
CRLB23-03	244696.5	2676289.5	1941.7	0.0	-90.00	155.0
CRLB23-04	244600.1	2676369.0	1943.2	0.0	-60.00	95.0
CRLB23-05	244597.7	2676343.3	1943.2	150.0	-60.00	150.0
CRLB23-06	244551.4	2676393.8	1944.0	150.0	-60.00	190.5
CRLB23-07	244499.0	2676447.1	1944.9	150.0	-60.00	120.0
CRLB23-08	244502.7	2676341.1	1944.5	150.0	-53.00	140.0
CRLB23-09	244502.6	2676341.4	1944.5	0.0	-90.00	180.0
CRLB23-10	244498.1	2676292.5	1944.7	0.0	-90.00	170.0
CRLB23-11	244449.2	2676373.9	1945.3	150.0	-60.00	180.0
CRLB23-12	244448.3	2676372.6	1945.6	0.0	-65.00	93.3
CRLB23-13	244448.5	2676325.5	1945.1	150.0	-70.00	190.0
CRLB23-14	244397.6	2676297.5	1945.8	0.0	-60.00	150.1
CRLB23-15	244401.0	2676374.0	1948.0	0.0	-60.00	100.0
CRLB23-16	244342.5	2676369.2	1946.8	150.0	-60.00	180.0
CRLB23-17	244342.4	2676370.2	1946.7	0.0	-60.00	90.0
CRLB23-18	244303.4	2676345.6	1946.9	150.0	-60.00	200.0
CRLB23-19	244302.2	2676350.7	1947.0	0.0	-60.00	115.0
CRLB23-20	244249.4	2676395.7	1947.9	150.0	-60.00	160.0
CRLB23-21	244246.7	2676299.2	1947.3	0.0	-90.00	155.0
CRLB23-22	244197.3	2676374.9	1948.2	150.0	-60.00	170.0
CRLB23-23	244197.7	2676373.9	1948.2	0.0	-60.00	70.0
CRLB23-24	244134.0	2676296.8	1947.9	0.0	-90.00	106.0

Table 4: Camino Rojo Oxide Drill Hole Collars

HOLE-ID	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)
CROX23-03	244262.0	2676194.0	1900.0	145.0	-81.00	243.0
CROX23-04	244191.0	2676204.0	1900.0	146.0	-69.00	270.0
CROX23-05	244324.7	2676201.0	1900.0	145.0	-84.00	260.0
CROX23-06	244732.0	2676219.0	1920.0	145.0	-65.00	160.0
CROX23-07	244226.0	2676107.0	1890.0	144.0	-60.00	240.0
CROX23-08	244155.0	2676051.6	1890.1	151.0	-56.00	220.0
CROX23-09	244149.0	2676091.0	1890.0	165.0	-66.00	220.0
CROX23-10	244801.0	2676258.0	1940.0	149.0	-60.00	180.0
CROX23-11	244801.0	2676258.0	1940.0	149.0	-76.00	175.0
CROX23-12	244807.0	2676066.0	1938.0	155.0	-60.00	80.0
CROX23-13	244030.4	2676046.6	1946.3	132.0	-45.00	285.0
CROX23-14	244851.2	2676261.1	1938.0	0.0	-90.00	165.0
CROX23-15	244856.9	2676252.9	1938.0	145.0	-78.00	220.0
CROX23-16	244886.0	2676251.0	1938.2	0.0	-90.00	180.0
CROX23-17	244847.0	2676179.0	1939.0	145.0	-60.00	140.0

SOURCE Orla Mining Ltd.

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For further information: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com,investor@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 18-JAN-24